Exhibit (a)(5)(ii)

Renren Announces Results of its Dutch Auction Tender Offer

BEIJING, China, April 30, 2015 — Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), a leading real-name social networking internet platform in China, announced today the results of its previously announced Dutch auction tender offer to purchase for cash up to $50 million in value of its American Depositary Shares (the “ADSs”), each representing three Class A ordinary shares of the Company, par value $0.001 per share, at a purchase price not greater than $2.75 per ADS nor less than $2.40 per ADS (in each case less a cancellation fee of $0.05 per ADS to be paid to the Company’s ADS depositary), which expired at midnight, Eastern Daylight Time, on Wednesday, April 29, 2015.

Based on the count by Citibank, N.A., the depositary for the tender offer, an aggregate of 154,643 ADSs were properly tendered and not withdrawn at prices at or below $2.75, including 20,200 ADSs tendered by Notice of Guaranteed Delivery. Accordingly, pursuant to the terms of the tender offer and applicable securities laws, the Company has accepted for purchase 154,643 ADSs at a purchase price of $2.75 per ADS (less a cancellation fee of $0.05 per ADS to be paid to the Company’s ADS depositary). The aggregate purchase price that the Company will pay for the ADSs will be $425,268.25, including the cancellation fee and excluding other fees and expenses relating to the tender offer.

The Company has instructed the depositary for the tender offer to promptly make payment on its behalf for the ADSs validly tendered and accepted for purchase. Immediately following its purchase of the tendered ADSs, the Company expects to have 713,882,448 Class A ordinary shares (including Class A ordinary shares represented by ADSs) and 305,388,450 Class B ordinary shares issued and outstanding.

If you have any questions regarding the tender offer, please contact Georgeson Inc., the information agent for the tender offer, at (866) 821-0284 (toll-free), or Morgan Stanley & Co. LLC, the dealer manager for the tender offer, at (855) 483-0952 (toll-free).

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, and enjoy a wide range of other features and services. Renren’s businesses primarily include the main social networking website renren.com and the game operating platform Renren Games. Renren.com had approximately 223 million activated users as of December 31, 2014. Renren’s American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Cynthia Liu

Investor Relations Department

Renren Inc.

Tel: +86 (10) 8448-1818 x1300

Email: ir@renren-inc.com